Exhibit 99.1

TIAN RUIXIANG Holdings Announces Pricing of $3 Million Registered Direct Offering of Ordinary Shares

BEIJING, Oct. 10, 2025 (GLOBE NEWSWIRE) -- TIAN RUIXIANG Holdings Ltd. (Nasdaq: TIRX) (the “Company”), today announced that it has entered into a securities purchase agreement with certain institutional investors for the purchase and sale of 2,000,000 Class A ordinary shares and warrants to purchase up to an aggregate of additional 4,000,000 Class A ordinary shares in a registered direct offering (the "Offering") at a combined purchase price of $1.50 per share and accompanying warrants, resulting in gross proceeds of approximately $3 million, before deducting fees and other offering expenses. The warrants will have an exercise price of $1.50 per share, will be exercisable immediately upon issuance and will expire five years following the initial exercise date. The closing of the offering is expected to occur on or about October 14, 2025, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

The Offering is being made pursuant to a registration statement on Form F-3 (File No. 333-269348) which was declared effective by the Securities and Exchange Commission (the “SEC”) on May 31, 2023. The offering is made only by means of a prospectus which is part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC's website located at http://www.sec.gov. Additionally, when available, electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China through its China-based variable interest entity. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance.

Forward Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For investor and media enquiries, please contact:

TIAN RUIXIANG Holdings Ltd

Investor Relations Department

Email: ir@tianrx.com

Water Tower Research

Feifei Shen

Email: feifei@watertowerresearch.com